May 25, 2021

Mr. Matthew Derby, Esq.

United States Securities and Exchange Commission

Washington, DC 20549

Re: Cordia Corporation

Registration Statement on Form 10-12G

File No. 000-51202

Dear Mr. Derby:

We are in receipt of your letter dated April 30th and have made the following changes to our disclosure.

Financial Information, page 8

1. We note your disclosure that you generated $74,207 in revenue in 2020. Please revise to provide a discussion of the sources of revenue and reconcile that with your disclosure elsewhere that you have generated no revenues.

We have revised our disclosure to discuss the source of revenue and reconciled that elsewhere in the document.

Liquidity and Capital Resources, page 9

2. We note the disclosure in Note 3 of your financial statements indicating you have a note payable to Lyons Capital, Inc that is due on April 27, 2021. Please revise to clarify whether you have satisfied this loan or whether you have reached an agreement to change the payment date, and include a discussion of the note payable in this section.

We have revised our document to indicate the note is in default and we have added the note as an exhibit to our disclosure.

3. We note your disclosure that you will be dependent on management and/or an affiliated party for your financing needs for the next 12 months. Please tell us whether you have entered into an agreement with your sole officer and director or any other related party for the funding necessary to implement your business plan, and file any such agreement as an exhibit.

We have revised our document to indicate that therein no agreement for future financing from management or affiliated parties.

Description of Property, page 10

4. We note your disclosure that you do not currently lease any property. Please revise to explain the manner in which the Company holds its office space or headquarters and the terms of any agreement for the use of such space.

We have revised our disclosure to indicate that our work is done remotely and that our mail is received at our resident agent.

Mr. Matthew Derby, Esq

United States Securities and Exchange Commission

May 21, 2021

Directors, Executive Officers, Promoters, and Control Persons, page 10

5. Please revise to disclose more detail about Peter Klamka's principal occupation or position of employment in the past five years by providing dates and places of employment. Clarify whether your sole officer and director is serving as an officer or director of any other entities. Finally, revise to disclose whether your sole officer and director has been involved in certain legal proceedings in the last ten years. In this regard, we note that you only represent that Mr. Klamka has not been involved in any legal proceedings within the last five years. See Item 401(f) of Regulation S-K.

We have revised our disclosure to include Mr. Klamka’s employment over the past five years and to confirm he does not serve as an officer or director of any other public company.  Additionally he has not ben in any legal proceeding as outline in Item 401(f) of Regulation S-K for the past ten years and our disclosure has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 10

6. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Geils & Co 1866 and Geils Ventures LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

We have revised our disclosure to indicate that Mr. Alexander Minella is the natural person with investment control for both entities listed above.

Certain Relationships and Related Transactions and Director Independence, page 11

7. Please revise to provide the information required by Item 404(d) of Regulation S-K, which requires disclosure of all transactions with related persons since 2018. We note, for example, that you entered into a related party transaction with Rideshare, an entity owned by your Chief Executive Officer.

We have revised our disclosure to include the details required by Item404(d) of Regulation S-K of the transaction with the related party.

Recent Sales of Unregistered Securities, page 12

8. We note that Mr. Klamka holds 61,000 shares of common stock. Please tell us whether these shares were issued after Churchill Schwartz, LLC became custodian of the Company. To the extent there were any share issuances in the past 3 years, please revise to provide the information required by Item 701 of Regulation S-K.

No new shares have been issued by the company. Mr. Klamka’s shares were acquired in the open market prior to the Churchill Schwartz custodianship.

Mr. Matthew Derby, Esq

United States Securities and Exchange Commission

May 21, 2021

General

9. Given your lack of revenues, nominal assets and operations, it appears you are a shell company, as defined by Rule 405 of Regulation C of the Securities Act. Please revise your registration statement accordingly, including the Form 10 facing page and description of your business, and discuss the restrictions on resales of your shares under Rule 144(i) as it applies to shell companies. Otherwise, please provide us with a detailed analysis explaining why you are not a shell company.

We do not believe that we are a shell company.  We believe that we are a start up company.  Cordia has been in the restaurant industry for the past twelve months.  Cordia has developed a subscription based virtual restaurant business model that grew out of discontinued operations.

In Cordia’s situation, management has been working at implementing the Company’s core business strategy, including, but not limited to, developing its subscription based business model for virtual restaurants and ghost kitchens,  meeting with legal and financial advisors, developing supplier relationships, negotiating with potential brands for virtual restaurant licenses, developing recipes, securing domain names,  identifying potential locations for ghost kitchens, and developing its social media and marketing plans.  As disclosed in its financial statements, the Company incurred significant expense for these efforts. Respectfully the Company submits that operations are more than “nominal”.

Additionally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Peter Klamka

Peter Klamka

Chief Executive Office and Chief Financial Officer

Cordia Corporation